Exhibit 12
Advanced Lighting Technologies, Inc.
Exhibit 12 — Statement Re: Computation of Ratio of Earnings to Fixed Charges
(In thousands)

	Reorganized Company		Predecessor Company
	Year	Six Months	Six Months
	Ended	Ended	Ended
	June 30,	June 30,	December 31,	Year Ended June 30,
	2005	2004	2003	2003	2002	2001
Consolidated pretax income (loss) from operations	$8,015	$1,006	$(13,235)	$(27,627)	$(29,355)	$887
Interest expense	13,864	6,852	7,459	11,608	12,121	13,839
Interest portion of rent expense	662	321	369	818	819	737

Earnings (Loss)	$22,541	$8,179	$(5,407)	$(15,201)	$(16,415)	$15,463

Interest expense	$13,864	$6,852	$7,459	$11,608	$12,121	$13,839
Interest capitalized	27	8	37	370	900	619
Interest portion of rent expense	662	321	369	818	819	737
Preferred shares accretion	—	—	—	2,098	2,736	2,555
Additional preferred share accretion from cumulative effect of accounting change for beneficial conversion option	—	—	—	—	—	5,329

Fixed charges	$14,553	$7,181	$7,865	$14,894	$16,576	$23,079

Ratio of earnings to fixed charges	1.5	1.1	—	—	—	0.7

The Company adopted Emerging Issues Task Force (“EITF”) Issue 00-27, “Application of EITF 98-5, ‘Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,’ to Certain Convertible Instruments” in the quarter ended December 31, 2000. EITF Issue 00-27 requires that a convertible instrument’s beneficial conversion feature be measured using an effective conversion price. As a result, the value assigned to the redeemable preferred stock was adjusted by $5,329 for the discount related to the beneficial conversion option. This additional discount was immediately accreted to paid-in capital in a manner similar to a cumulative effect of an accounting change since the redeemable preferred stock was convertible at the time of issuance.
For purposes of calculating the unaudited ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before provision for income taxes plus fixed charges. Fixed charges consist of interest charges and amortization of debt issuance cost, whether expensed or capitalized, and that portion of rental expense that is representative of interest. Earnings were inadequate to cover fixed charge requirements by $13,272 for the six months ended December 31, 2003, $30,095 in fiscal 2003, $32,991 in fiscal 2002, and $7,616 in fiscal 2001.